Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 234,981 units in Q3 FY24

• Total CV Sales of 96,526 units, +1% YoY
• Total PV Sales of 138,455 units, +5% YoY

Mumbai, January 2, 2024: Tata Motors sales in the domestic & international market for Q3 FY 2023-24 stood at 234,981 vehicles, compared to 228,169 units during Q3 FY 2022-23.

Domestic Sales Performance:

Category	Dec’23	Dec’22	% Change	Q3 FY24	Q3 FY23	% Change
Total Domestic Sales	76,138	72,997	4%	229,610	223,001	3%

Commercial Vehicles:

Category	Dec’23	Dec’22	% Change	Q3 FY24	Q3 FY23	% Change
HCV Trucks	11,199	10,178	10%	29,656	27,625	7%
ILMCV Trucks	5,675	5,255	8%	15,411	14,092	9%
Passenger Carriers	3,060	2,694	14%	7,704	6,494	19%
SCV cargo and pickup	12,734	14,827	-14%	38,964	43,493	-10%
Total CV Domestic	32,668	32,954	-1%	91,735	91,704	0%
CV IB	1,512	995	52%	4,791	4,210	14%
Total CV	34,180	33,949	1%	96,526	95,914	1%

Domestic sales of MH&ICV in Dec 2023, was 16,851 units vs 15,244 units in Dec 2022; In Q3 FY24 it was 44,365 units, compared to 40,391 units in Q3 FY23.

Domestic & International sales for MH&ICV in Dec 2023 was 17,591 units vs 15,756 units in Dec 2022; while in Q3 FY24 it stood at 46,534 units vs 42,369 units in Q3 FY23.

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors Commercial Vehicles registered domestic sales of 91,735 in Q3FY24, marginally higher than Q3FY23 sales of 91,704. The M&HCV segment grew ~14% vs Q3FY23, with demand coming from government’s infrastructure initiatives, expansion in core industries, and sustained growth in e-commerce. The Passenger Commercial Vehicles segment continued to register consistent post pandemic recovery with sales rising ~19% vs Q3FY23. The YoY growth trend witnessed during past quarters paused in Q3FY24 on account of the higher base effect, impact of elections held across 5 states, and the post festive seasonal slowdown in rural consumption. Going forward, we expect demand to improve in Q4FY24 across most segments of the CV industry due to the Government’s continuing thrust on infrastructure development, the promising growth outlook of the economy and our demand-pull initiatives.”

Passenger Vehicles:

Category	Dec’23	Dec’22	% Change	Q3 FY24	Q3 FY23	% Change
Total PV Domestic (includes EV)	43,470	40,043	9%	137,875	131,297	5%
PV IB	205	364	-44%	580	958	-39%
Total PV (includes EV)	43,675	40,407	8%	138,455	132,255	5%
EV (IB + Domestic)	5,006	3,868	29%	15,232	12,596	21%

Includes sales of Tata Motors Passenger Vehicles Limited and Tata Passenger Electric Mobility Limited, both subsidiaries of Tata Motors Limited.

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “The PV industry is expected to post its highest ever sales in the calendar year 2023 (CY23), crossing the significant 4 million mark, supported by a strong supply situation, new nameplates launched in the SUV segment, and a robust demand during the longer festive period. Coming off a high base, the industry recorded a single digit growth overall with the key highlight of this moderate rise being the sharp growth registered in emission-friendly product categories. Both EV and CNG segments posted growth greater than 90% and 25% respectively, signaling a growing preference for green and smart technologies by Indian customers.

For Tata Motors, CY23 was the third consecutive year of posting highest ever sales of ~553K, led by its commanding position in the compact SUV segment and strong growth in hatches, despite the hatch segment degrowing at an industry level.

In Q3FY24, we recorded wholesales of 138,455 units (up 5% vs Q3FY23). Our strong focus on retail sales during the quarter resulted in Vahan registrations significantly rising by ~14% vs Q3FY23 and ~24% vs Q2FY24. We significantly strengthened our market position, reduced channel stock sharply and received an excellent market response to the new avatars of the Nexon, Harrier and Safari, launched during the quarter. Sales of our emission-friendly products in the EV segment and innovative twin-cylinder iCNG range, also recorded steep growth during Q3FY24. EV sales posted a healthy growth of 21% vs Q3FY23 (domestic + IB), led by the launch of the new Nexon EV and continuing popularity of the Tiago EV, while the four products in the CNG segment cumulatively registered a substantial 214% growth vs Q3FY23.

Going forward, with multiple new products, including a new nameplate scheduled for launch in CY2024, we remain optimistic about continuing the growth trend in the quarters ahead.”

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.